Filed by Quanta Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as
amended, and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended
Subject Company: InfraSource Services, Inc.
Commission File No.: 001-32164

In connection with the proposed acquisition, Quanta Services, Inc. (“Quanta”) and InfraSource Services, Inc. (“InfraSource”) will file with the Securities and Exchange Commission (the “SEC”) a joint proxy statement/prospectus and other documents regarding the proposed transaction. A joint proxy statement/prospectus will be sent to stockholders of Quanta and InfraSource, seeking their approval of the transaction. STOCKHOLDERS OF QUANTA AND INFRASOURCE ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT QUANTA, INFRASOURCE, AND QUANTA’S ACQUISITION OF INFRASOURCE. Such proxy statement/prospectus, when available, and other relevant documents may be obtained, free of charge, on the SEC’s web site (http://www.sec.gov).
The joint proxy statement/prospectus and such other documents (relating to Quanta) may also be obtained for free when they become available from Quanta’s website at www.quantaservices.com or from Quanta by directing a request to Quanta Services, Inc., 1360 Post Oak Blvd., Suite 2100, Houston, TX 77056, Attention: Corporate Secretary, or by phone 713-629-7600.
The joint proxy statement/prospectus and such other documents (relating to InfraSource) may also be obtained for free when they become available from InfraSource’s website at www.infrasourceinc.com or from InfraSource by directing a request to InfraSource, 100 West Sixth Street, Suite 300, Media, PA, 19063, Attention: General Counsel, or by phone 610-480-8000.
Quanta, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Quanta’s shareholders in connection with the acquisition. Information about Quanta and its directors and executive officers and their ownership of Quanta securities will be contained in the joint proxy statement/prospectus when it is filed with the SEC.
InfraSource, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from InfraSource’s shareholders in connection with the acquisition. Information about InfraSource and its directors and executive officers and their ownership of InfraSource securities will be contained in the joint proxy statement/prospectus when it is filed with the SEC.
Statements about Quanta’s and InfraSource’s outlook and all other statements in this document other than historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside Quanta’s and InfraSource’s control, which could cause actual results to differ materially from such statements. Forward looking information includes, but is not limited to, statements regarding the new combined company, including Quanta’s and InfraSource’s expected combined financial and operating results; the expected amount and timing of cost savings and operating synergies and whether and when the transactions contemplated by the merger agreement will be consummated. There are a number of risks and uncertainties that could cause results to differ materially from those indicated by such forward-looking statements including the failure to realize anticipated synergies; the result of the review of the proposed merger by various regulatory agencies; the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and the companies may be adversely affected by other economic, business, and/or competitive factors and any conditions imposed on Quanta in connection with consummation of the merger; the failure to receive the approval of the merger by the stockholders of InfraSource and failure to receive the approval of the issuance of Quanta common stock in connection with the merger by the stockholders of Quanta and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement. These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in Quanta’s and InfraSource’s filings with the SEC, which are available free of charge on the SEC’s web site at http://www.sec.gov and through Quanta’s and InfraSource’s websites at www.quantaservices.com and www.infrasourceinc.com, respectively. Quanta and InfraSource expressly disclaim any intention or obligation to revise or update any forward-looking statements whether as a result of new information, future events, or otherwise.

March 19, 2007
Dear Colleague,
I am very pleased to inform you that today Quanta announced that we have entered into an agreement to acquire InfraSource Services, Inc. I am very excited to share this news with you, as I believe the merger of our companies will create new and exciting opportunities for Quanta, our customers and our employees.
Once the transaction is completed, the combined company will be an industry leader in specialized contracting services with operations in all 50 U.S. states and in Canada, more than 16,000 skilled employees and the largest equipment fleet in the industry. Our enhanced size, flexibility and capabilities will allow us to better meet the evolving infrastructure needs of our customers in the electric power, natural gas, telecommunications and cable television industries.
InfraSource’s services will complement and enhance Quanta’s capabilities in several areas, including engineering, transmission and distribution installation and maintenance, substation and industrial services, natural gas distribution, telecommunications installation and maintenance and dark fiber leasing. You also might be interested to know that InfraSource’s culture is complementary to ours, and that they are similarly focused on achieving operational and safety excellence.
The combined company, which will maintain the Quanta name and continue to be headquartered in Houston, will be better positioned to meet customers’ needs and respond to the dynamics that are driving our industry, such as the aging national power grid, growth of the electric power industry and increase in outsourcing of infrastructure installation and maintenance functions. The combined company will also have the increased scale and flexibility to better respond to emergency situations across the nation.
As part of a stronger, larger organization, I believe this transaction will bring significant benefits to our employees. While there are always some changes involved in a transaction like this, the combination of our businesses is not expected to have a major impact on your day-to-day activities, and we are not anticipating that it will result in a significant operations headcount reduction.
Please keep in mind that this announcement is the first step in a long process and before our companies can combine, certain conditions, such as shareholder and regulatory approvals, must be met. As we say in the attached press release, we don’t expect this transaction to close until the third quarter of this year. Therefore, it is vitally important that you continue your excellent work and remain focused on your responsibilities so that Quanta can continue to grow, serve our customers well and reach our financial goals. We are committed to keeping you updated on the transaction process and to make sure you learn about important developments on a timely basis. If you have any additional questions, please do not hesitate to contact your direct supervisors.
I will address your questions directly during a company-wide webcast early next week for all corporate and operating unit employees. Submit questions prior to the call via questions@quantaservices.com. In the meantime, additional information on this announcement can be found at www.quantaservices.com.
Thank you for your support, dedication and hard work. This is a very exciting time for our company, and your continuing contributions are essential to our success.
Sincerely,
John R. Colson
Chairman and CEO